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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED.
                 (Translation of Registrant's Name Into English)

                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /X/   Form 40-F / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /   No /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.

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The following item is being submitted herewith as Exhibit 1:

1. Press Release, dated January 22, 2003, of the Registrant regarding its delisting from the Nasdaq SmallCap Market and third-quarter 2002 financial results.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       I.I.S. INTELLIGENT INFORMATION
                                               SYSTEMS LIMITED


Date: January 23, 2003                 By:   /s/ David Warburg
                                          --------------------------------------
                                           David Warburg
                                           Attorney-in-Fact for
                                           Robi Hartman, Chief Executive Officer

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                                                                       EXHIBIT 1

I.I.S. INTELLIGENT INFORMATION SYSTEMS WILL BE DELISTED FROM THE NASDAQ SMALLCAP MARKET

COMPANY MOVES TO OTC BULLETIN BOARD
COMPANY ALSO REPORTS THIRD QUARTER 2002 FINANCIAL RESULTS

RAMAT GAN, Israel, Jan. 22 /PRNewswire-FirstCall/ -- I.I.S. Intelligent Information Systems Ltd., (Nasdaq: IISL - News) announced today that a Nasdaq Listing Qualifications Panel has denied the Company's appeal of a November 4, 2002 Staff Determination to delist the Company's Ordinary Shares from The Nasdaq SmallCap Market. Accordingly, the Company's Ordinary Shares will be delisted from The Nasdaq SmallCap Market effective with the open of business on January 23, 2003. The Company's Ordinary Shares are eligible to trade on the OTC Bulletin Board.

"We are confident that the OTC Bulletin Board will satisfy our shareholders' needs," said Robi Hartman, Chairman and CEO of the Company.

The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last sale prices, and volume information in over-the-counter equity securities. OTC Bulletin Board securities are traded by a community of market makers that enter quotes and trade reports through a highly sophisticated, closed computer network. Further information regarding the OTC Bulletin Board can be found on the internet at www.otcbb.com. The Company's ticker symbol will remain "IISL" on the OTC Bulletin Board. However, some quotation services add an "OB" to the end of the symbol and will use "IISL.OB" for the purpose of providing stock quotes.

The Company also today announced financial results for the third quarter ended September 30, 2002. Revenue for the third quarter was US$44,000 compared with US$88,000 in the comparable quarter last year. The loss for the quarter was US$417,000 or (US$0.04) per share, compared with US$532,000 or (US$0.06) in the third quarter of 2001.

These losses reflect the Company's ongoing participation in the losses of StoreAge Networking Technologies Ltd. ("StoreAge"), the Company's 39%-held associate company, currently in its maturation phase. The losses, which amounted to US$346,000 this quarter, were mainly as a result of continued investment in R&D, the enhancement of sales and marketing operations in the US, and the establishment of sales partnerships in Europe and the Far East.

"The Company continues to be impacted by declines in the technology sector and the overall sluggish economy," said Robi Hartman. "However, we are committed to pursuing a strategy that will be in the best interest of the Company and its shareholders. As such, we have been focusing on strict cost-containment, while reviewing a number of business, financial and operational alternatives available to us. It is impossible to predict the timing of an economic recovery, but we are hopeful that our efforts will enable us to weather the storm while we await better economic times." Hartman added, "I still believe in the value of our StoreAge affiliate, and I have continued to purchase shares on the open market."

As part of its cost-containment efforts, the Company has terminated all its iSCSI activities and the Audit Committee and Board of Directors have approved in principle a management buy-out of these activities in consideration for 25% of a new entity to be formed to continue these activities and the undertaking of such new entity to fulfill the obligations of the Company to its customers. This management buy-out is

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still subject to final agreement and approval of the Audit Committee and Board of Directors of the Company.

About IIS

I.I.S. Intelligent Information Systems Ltd. (IIS) (http://www.iislf.com) is focused on R&D investments and operations within the technology sector of Storage Networking. The Company owns a 39% interest in StoreAge Networking Technologies, Ltd (http://www.store-age.com), a leader in Storage Virtualization technology.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission during the past 12 months.

                     IIS Intelligent Information Systems Ltd

                 SUMMARY OF CONSOLIDATED STATEMENT OF OPERATION
                     (In thousands except per share amounts)

                                   Three months             Nine months            Year
                                      ended                    ended               ended
                                    Sept. 30,                 Sept. 30,           Dec. 31,
                                 2002         2001        2002         2001        2001
    Revenues

    Revenues from
     related party             $     30   $        -   $     145   $        -   $       251
    Products                         14           88          57          247            83
                                     44           88         202          247           334
    Cost of revenues

    Revenues from
     related party                   21            -          51            -           155
    Products                          7            3          37           28            28
                                     28            3          88           28           183

    Gross profit                     16           85         114          219           151

    Operating expenses
     Research & Development,
     net                            145          150         378          465           479

    Selling & Marketing
     Expenses                         9            5          45           12            21

    General & Administrative
     Expenses                       132          195         440          578           791

    Amortization of
     other assets                     -           24           -           72            97

    Non recurring
     income                        (212)           -        (212)           -          (180)

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
    Total operating
     expenses                        74          374         651        1,127         1,208

    Operating Loss                  (58)        (289)       (537)        (908)       (1,057)

    Financial expenses

    Financial income
     (expenses)                     (13)         (37)         (8)         (72)          (56)

    Financial expenses from
     conversion of convertible
     debentures                       -            -           -            -        (1,491)

    Total financial income
     (expenses)                     (13)         (37)         (8)         (72)       (1,547)

    Other income
     (expenses)                       -            1           -            1             -

    Loss before
     equity losses                  (71)        (325)       (545)        (610)       (2,604)

    Equity in losses of
     an affiliate                  (346)        (206)     (1,125)        (610)         (877)

    Net loss                   $   (417)  $     (532)  $  (1,670)  $   (1,589)  $    (3,481)

    Loss per
     share                     $  (0.04)  $    (0.06)  $   (0.15)  $    (0.17)  $     (0.37)

    Weighted AVG.
     No of shares
     outstanding                 11,502        9,535      11,469        9,185         9,409

                     IIS Intelligent Information Systems Ltd

                           CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                            September 30        December 31,
                                                          2002        2001          2001
    ASSETS

    CURRENT ASSETS:
    Cash and Cash Equivalents                          $     721   $    2,375   $     1,556
    Trade Receivables                                          9           14            13
    Other Accounts Receivable                                127          164           130

    Total Current Assets                                     857        2,553         1,699

    INVESTMENT IN AFFILIATE                                  125        1,537         1,250

    PROPERTY, PLANT AND EQUIPMENT, NET                        68           96            88

    OTHER ASSETS                                             186          211           186

    TOTAL ASSETS                                       $   1,236   $    4,397   $     3,223

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Short Term Bank Debt                               $       3   $       10   $        10
    Trade Payables                                            77          130           119
    Other Accounts Payable                                   237          783           546

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
    Total Current Liabilities                                317          923           675

    LONG TERM LIABILITIES:
    Banks                                                      -            4             1
    Convertible Loan                                           -        2,855             -
    Accrued Severance Pay, net                                10           12            12

    Total Long Term Liabilities                               10        2,871            13

    SHAREHOLDERS' EQUITY:
    Share Capital                                             55           54            55
    Additional Paid in Capital                            41,402       37,624        41,419
    Accumulated other comprehensive
     income (loss)                                             -            -             -
    Receipts on account of shares                              -            -             -
    Receivables on account of shares                           -            -             -
    Deferred Compensation                                    (28)        (117)          (89)
    Accumulated Deficit                                  (40,520)     (36,958)      (38,850)

     TOTAL SHAREHOLDERS' EQUITY                              909          603         2,535

    TOTAL LIABILITIES                                  $   1,236   $    4,397   $     3,223